Perth, Australia-  Voting at Annual General Meeting.

In accordance with Listing Rule 3.13.2 and
section 251AA of the Corporations Act 2001,
Orbital Engine Corporation Limited advises that all resolutions put at the Companys Annual General
Meeting held on 23 October 2003 were passed on a show of hands.

Details of the resolutions and the proxy voting in respect of each are as follows-

2.	Election and Reelection of Directors

2(a) Mr J G Young retires and offers himself for reelection.

Total number of proxy votes exercisable by all proxies
validly appointed 59,690,122
Total number of proxy votes which specified that-
The proxy is to vote for the resolution	39,731,023
The proxy is to vote against the resolution 15,707,583
The proxy is to abstain on the resolution  1,824,123
The proxy may vote at the proxys discretion  2,427,393


2(b) Mr D W J Bourke offers himself for election.

Total number of proxy votes exercisable by all proxies
validly appointed 59,695,122
Total number of proxy votes which specified that-
The proxy is to vote for the resolution	40,221,222
The proxy is to vote against the resolution 15,183,950
The proxy is to abstain on the resolution   1,862,557
The proxy may vote at the proxys discretion  2,427,393

3. That the participation in the Employee Share Plan and the Executive Long Term Share Plan of Mr P C Cook
(being an Executive Director of the Company) in the manner set out in the Explanatory Notes accompanying the Notice of Meeting be approved.

Total number of proxy votes exercisable by all proxies
validly appointed 58,508,029
Total number of proxy votes which specified that-
The proxy is to vote for the resolution	34,481,803
The proxy is to vote against the resolution 21,084,962
The proxy is to abstain on the resolution  1,399,617
The proxy may vote at the proxys discretion 1,541,647



ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668